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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement
Under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 3)

MGI PHARMA, INC.
(Name of Subject Company (Issuer))

JAGUAR ACQUISITION CORP.
a wholly owned subsidiary of
EISAI CORPORATION OF NORTH AMERICA
a wholly owned subsidiary of
EISAI CO., LTD.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 per share,
and associated preferred share purchase rights
(Title of Class of Securities)

552880-10-6
(CUSIP Number of Class of Securities)

Douglas Snyder, Esq.
Jaguar Acquisition Corp.
100 Tice Boulevard
Woodcliff Lake, NJ 07677
(201) 746-2305
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
 George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$3,331,989,763	$102,292.09

*
Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 81,268,043 outstanding shares of common stock, par value $0.01 per share, including, if any, the associated preferred share purchase rights issued under the Rights Agreement, dated as of July 14, 1998, as amended, between MGI PHARMA, INC. and Wells Fargo Bank, N.A. (formerly Norwest Bank Minnesota, N.A.) as rights agent, at a price of $41.00 per share. The calculation of the filing fee is based on MGI PHARMA, INC.'s representation of its capitalization as of November 30, 2007. The filing fee, calculated in accordance with Exchange Act Rule 0-11(d), was calculated by multiplying the transaction value by 0.0000307.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	$102,292.09	Filing Party:	Jaguar Acquisition Corp., Eisai Corporation of North America and Eisai Co., Ltd.
	Form or Registration No.:	Schedule TO	Date Filed:	December 21, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☒    third-party tender offer subject to Rule 14d-1.

    ☐    issuer tender offer subject to Rule 13e-4.

    ☐    going-private transaction subject to Rule 13e-3.

    ☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

        This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed on December 21, 2007 (as previously amended and supplemented by Amendment No. 1 filed on January 4, 2008 and Amendment No. 2 filed on January 17, 2008, the "Schedule TO") with the Securities and Exchange Commission by Jaguar Acquisition Corp., a Minnesota corporation ("Purchaser"), Eisai Corporation of North America, a Delaware corporation, and Eisai Co., Ltd., a corporation organized under the laws of Japan ("Parent"). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share, including the associated preferred share purchase rights (the "Rights") issued under the Rights Agreement, dated July 14, 1998, as amended, between MGI PHARMA, INC., a Minnesota corporation (the "Company"), and Wells Fargo Bank, N.A. (formerly Norwest Bank Minnesota, N.A.), as rights agent, (such Rights, together with the shares of the Company's common stock, the "Shares"), of the Company, at a price of $41.00 per Share in cash, net to the seller, without interest and subject to applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 2007 (as amended and supplemented from time to time, the "Offer to Purchase"), and in the related letter of transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

        The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11. Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph as the final paragraph of Section 15—"Certain Legal Matters—Legal Proceedings" of the Offer to Purchase:

        "On Sunday, January 20, 2008, the Minnesota state trial court, in the action styled Judith Dreyer v. MGI PHARMA, INC., et al., denied plaintiff's motion for a temporary injunction to enjoin the acquisition of the Company by Purchaser and Parent, thereby allowing the offer to proceed as scheduled."

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EISAI CO., LTD
	By:	/s/ MAKOTO SHIINA Name: Makoto Shiina Title: Executive Vice-President, Corporate Strategy
Dated: January 22, 2008
EISAI CORPORATION OF NORTH AMERICA
	By:	/s/ DOUGLAS SNYDER Name: Douglas Snyder Title: General Counsel
Dated: January 22, 2008
JAGUAR ACQUISITION CORP.
	By:	/s/ DOUGLAS SNYDER Name: Douglas Snyder Title: Secretary
Dated: January 22, 2008

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SIGNATURES